UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SILICON IMAGE, INC.

(Names of Subject Company (Issuer))

CAYABYAB MERGER COMPANY.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

LATTICE SEMICONDUCTOR CORPORATION

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities)

Byron Milstead

Corporate Vice President, General Counsel and Secretary

5555 N.E. Moore Court

Hillsboro, Oregon 97124

(503) 268-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas J. Ivey, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$602,048,251.28	$69,958.01

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 77,510,354 shares of common stock of Silicon Image, Inc. (“Silicon Image”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $7.30 per Share (ii) 4,790,098 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $7.30 per share, multiplied by $2.56, which is the offer price of $7.30 per Share minus the weighted average exercise price for such options of $4.74 per share and (iii) 3,282,194 restricted stock units multiplied by the offer price of $7.30 per Share. The calculation of the filing fee is based on information provided by Silicon Image as of February 5, 2015.
(2)	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Cayabyab Merger Company, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Silicon Image, Inc., a Delaware corporation (“Silicon Image”), at a price of $7.30 per share, net to the seller in cash, without interest thereon and less any applicable tax withholding, upon the terms and conditions set forth in the offer to purchase dated February 9, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the address and telephone number of the subject company’s principal executive offices are as follows:

Silicon Image, Inc.

1140 East Arques Avenue

Sunnyvale, California 94805

(408) 616-4000

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of the close of business on February 5, 2015 based on information provided by Silicon Image, there were 77,510,354 Shares issued and outstanding, 5,142,748 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares and 3,282,194 Silicon Image restricted stock units outstanding. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Certain United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Silicon Image”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Silicon Image”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Silicon Image”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Silicon Image”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Silicon Image”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Silicon Image”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Parent with the Securities and Exchange Commission on January 27, 2015.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Silicon Image”)

(b) Securities Transactions. Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Silicon Image”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Silicon Image”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Not applicable.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 9, 2015*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement, as published in the New York Times on February 9, 2015*

(a)(5)(A)	Joint Press Release of Lattice Semiconductor Corporation and Silicon Image, Inc. issued January 27, 2015, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(B)	Presentation to Lattice Semiconductor Corporation investors, dated January 27, 2015, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(C)	Edited transcript of Lattice Semiconductor Corporation conference call on January 27, 2015, as originally filed as Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(D)	Announcement to Lattice Semiconductor Corporation employees from Darin G. Billerbeck, Lattice’s Chief Executive Officer, dated January 27, 2015, as originally filed as Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(E)	Lattice Semiconductor Corporation Q&A for its employees, as originally filed as Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(F)	Form of announcement from Lattice Semiconductor Corporation to its customers and channel partners, dated January 27, 2015, as originally filed as Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(G)	Form of announcement from Lattice Semiconductor Corporation to its suppliers, dated January 27, 2015, as originally filed as Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(H)	Press Release of Lattice Semiconductor Corporation, issued February 3, 2015, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 3, 2015, which is incorporated by reference herein.

(a)(5)(I)	Edited transcript of Lattice Semiconductor Corporation conference call on February 3, 2015, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on February 4, 2015, which is incorporated by reference herein.

Exhibit No.	Description

(b)(1)	Amended and Restated Commitment Letter, dated February 9, 2015, from Jefferies Finance LLC, HSBC Securities (USA) Inc. and HSBC Bank USA, N.A. to Parent.*

(d)(1)	Agreement and Plan of Merger, dated January 26, 2015, by and among Parent, Purchaser and Silicon Image, Inc., as originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(d)(2)	Support Agreement, dated as of January 26, 2015, by and between Parent and Peter Hanelt*

(d)(3)	Support Agreement, dated as of January 26, 2015, by and between Parent and William George*

(d)(4)	Support Agreement, dated as of January 26, 2015, by and between Parent and Masood Jabbar*

(d)(5)	Support Agreement, dated as of January 26, 2015, by and between Parent and Camillo Martino*

(d)(6)	Support Agreement, dated as of January 26, 2015, by and between Parent and Umesh Padval*

(d)(7)	Support Agreement, dated as of January 26, 2015, by and between Parent and William J. Raduchel*

(d)(8)	Support Agreement, dated as of January 26, 2015, by and between Parent and Raymond Cook*

(d)(9)	Support Agreement, dated as of January 26, 2015, by and between Parent and Tim Vehling*

(d)(10)	Support Agreement, dated as of January 26, 2015, by and between Parent and Edward Lopez*

(d)(11)	Support Agreement, dated as of January 26, 2015, by and between Parent and Khurram Sheikh*

(d)(12)	Support Agreement, dated as of January 26, 2015, by and between Parent and Seamus Meagher*

(d)(13)	Support Agreement, dated as of January 26, 2015, by and between Parent and Steve Robertson*

(d)(14)	Support Agreement, dated as of January 26, 2015, by and between Parent and Stanley Mbugua*

(d)(15)	Mutual Confidentiality Agreement, dated September 26, 2014, as amended by Amendment to Mutual Confidentiality Agreement, dated January 8, 2015, by and between Parent and Silicon Image, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2015

CAYABYAB MERGER COMPANY

By	/s/ Byron W. Milstead
Name:	Byron W. Milstead
Title:	Secretary

LATTICE SEMICONDUCTOR CORPORATION

By	/s/ Byron W. Milstead
Name:	Byron W. Milstead
Title:	Corporate Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 9, 2015*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement, as published in the New York Times on February 9, 2015*

(a)(5)(A)	Joint Press Release of Lattice Semiconductor Corporation and Silicon Image, Inc. issued January 27, 2015, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(B)	Presentation to Lattice Semiconductor Corporation investors, dated January 27, 2015, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(C)	Edited transcript of Lattice Semiconductor Corporation conference call on January 27, 2015, as originally filed as Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(D)	Announcement to Lattice Semiconductor Corporation employees from Darin G. Billerbeck, Lattice’s Chief Executive Officer, dated January 27, 2015, as originally filed as Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(E)	Lattice Semiconductor Corporation Q&A for its employees, as originally filed as Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(F)	Form of announcement from Lattice Semiconductor Corporation to its customers and channel partners, dated January 27, 2015, as originally filed as Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(G)	Form of announcement from Lattice Semiconductor Corporation to its suppliers, dated January 27, 2015, as originally filed as Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(H)	Press Release of Lattice Semiconductor Corporation, issued February 3, 2015, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 3, 2015, which is incorporated by reference herein.

(a)(5)(I)	Edited transcript of Lattice Semiconductor Corporation conference call on February 3, 2015, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on February 4, 2015, which is incorporated by reference herein.

Exhibit No.	Description

(b)(1)	Amended and Restated Commitment Letter, dated February 9, 2015, from Jefferies Finance LLC, HSBC Securities (USA) Inc. and HSBC Bank USA, N.A. to Parent.*

(d)(1)	Agreement and Plan of Merger, dated January 26, 2015, by and among Parent, Purchaser and Silicon Image, Inc., as originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(d)(2)	Support Agreement, dated as of January 26, 2015, by and between Parent and Peter Hanelt*

(d)(3)	Support Agreement, dated as of January 26, 2015, by and between Parent and William George*

(d)(4)	Support Agreement, dated as of January 26, 2015, by and between Parent and Masood Jabbar*

(d)(5)	Support Agreement, dated as of January 26, 2015, by and between Parent and Camillo Martino*

(d)(6)	Support Agreement, dated as of January 26, 2015, by and between Parent and Umesh Padval*

(d)(7)	Support Agreement, dated as of January 26, 2015, by and between Parent and William J. Raduchel*

(d)(8)	Support Agreement, dated as of January 26, 2015, by and between Parent and Raymond Cook*

(d)(9)	Support Agreement, dated as of January 26, 2015, by and between Parent and Tim Vehling*

(d)(10)	Support Agreement, dated as of January 26, 2015, by and between Parent and Edward Lopez*

(d)(11)	Support Agreement, dated as of January 26, 2015, by and between Parent and Khurram Sheikh*

(d)(12)	Support Agreement, dated as of January 26, 2015, by and between Parent and Seamus Meagher*

(d)(13)	Support Agreement, dated as of January 26, 2015, by and between Parent and Steve Robertson*

(d)(14)	Support Agreement, dated as of January 26, 2015, by and between Parent and Stanley Mbugua*

(d)(15)	Mutual Confidentiality Agreement, dated September 26, 2014, as amended by Amendment to Mutual Confidentiality Agreement, dated January 8, 2015, by and between Parent and Silicon Image, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.